                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                         ----------------------------

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark One):


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the four month period ended January 31, 1995

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from              to
                               ------------    ------------

Commission file number 1-3506

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                 GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                  FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
          BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.

                      FINANCIAL STATEMENTS AND SCHEDULE
                   JANUARY 31, 1995 AND SEPTEMBER 30, 1994
                                TOGETHER WITH
                               AUDITORS' REPORT

                 GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                  FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
          BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.

                      FINANCIAL STATEMENTS AND SCHEDULE
                   JANUARY 31, 1995 AND SEPTEMBER 30, 1994



                              TABLE OF CONTENTS





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--January 31, 1995 and September 30, 1994

         Statement of Changes in Net Assets Available for Benefits for the Four Month Period Ended January 31, 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

           Schedule I: Item 27(d)--Schedule of Reportable Transactions for the Four Month Period Ended January 31, 1995

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Georgia-Pacific Corporation:


We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC. as of January 31, 1995 and September 30, 1994 and the related statement of changes in net assets available for benefits for the four month period ended January 31, 1995. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc. as of January 31, 1995 and September 30, 1994 and the changes in its net assets available for benefits for the four month period ended January 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                         /s/Arthur Andersen LLP

Atlanta, Georgia
July 25, 1995

                 GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                  FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
          BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           (WITH FUND INFORMATION)
                               JANUARY 31, 1995



                                                             Fixed
                                            Common         Investment        Georgia-Pacific
                                          Stock Fund          Fund              Stock Fund            Total
                                          ----------          ----              ----------           --------
 NET ASSETS AVAILABLE FOR BENEFITS          $  0               $  0                $ 0                 $ 0
                                            ====               ====                ===                 ===






        The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                              SEPTEMBER 30, 1994



                                                                 Fixed
                                              Common           Investment         Georgia-Pacific
                                            Stock Fund            Fund              Stock Fund            Total
                                            ----------            ----              ----------          ---------
 Assets:

  Investments, at market value:

    Mutual funds                              $121,690           $378,208              $ 1,557           $501,455

    Common stock                                     0                  0               34,655             34,655
                                              --------           --------              -------           --------

    Total investments                          121,690            378,208               36,212            536,110

  Contributions receivable                       4,197              9,198                1,149             14,544
                                              --------           --------              -------           --------

   Total assets                                125,887            387,406               37,361            550,654


 Liabilities:

  Due to brokers                                     0                  0                1,300              1,300
                                              --------           --------              -------           --------

 NET ASSETS AVAILABLE FOR BENEFITS            $125,887           $387,406              $36,061           $549,354
                                              ========           ========              =======           ========




         The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
               FOR THE FOUR MONTH PERIOD ENDED JANUARY 31, 1995

                                                                                     Georgia-
                                                  Common            Fixed            Pacific
                                                   Stock          Investment          Stock
                                                   Fund              Fund             Fund            Total
                                                 --------         ----------        ----------        -----
 Contributions:

   Participants'                                $  11,442         $  20,893         $   2,491       $  34,826

   Company matching                                 4,460             9,073               862          14,395
                                                ---------         ---------         ---------       ---------

     Total contributions                           15,902            29,966             3,353          49,221

 Net investment income:

   Interest and dividends                           1,961             7,619               191           9,771

   Net appreciation (depreciation) in
     market value of investments                    1,617            (1,601)           (2,116)         (2,100)
                                                ---------         ---------         ---------       ---------

     Net investment income (loss)                   3,578             6,018            (1,925)          7,671

 Amounts distributed to participants                    0            (8,664)                0          (8,664)

 Transfer to affiliated plan                     (145,367)         (414,726)          (37,489)       (597,582)
                                                ---------         ---------         ---------       ---------
   Change in net assets available
     for benefits                                (125,887)         (387,406)          (36,061)       (549,354)

 Net assets available for benefits,
   beginning of period                            125,887           387,406            36,061         549,354
                                                ---------         ---------         ---------       ---------
 Net assets available for benefits,
   end of period                                $       0         $       0         $       0       $       0
                                                =========         =========         =========       =========





        The accompanying notes are an integral part of this statement.

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                    JANUARY 31, 1995 AND SEPTEMBER 30, 1994


NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation Investment Plan for Certain Non-Union Hourly Employees of Butler Paper Company and Leaf River Forest Products, Inc. (the "Plan") is a voluntary contributory profit-sharing plan adopted October 1, 1984. Certain groups of non-union employees ("Participants") of affiliates of Great Northern Nekoosa Corporation (the "Company") are eligible to participate in the Plan. The Plan was amended and restated as of October 1, 1989. Also, see Note 6 regarding the Plan merger and the related transfer of Plan assets.

ELIGIBILITY

Non-union employees at certain locations as identified in the Plan shall be eligible to participate in the Plan on the first day of any calendar quarter following the completion of one year of service.

CONTRIBUTIONS

Participants may contribute up to 10% of their compensation as defined, on a before-tax basis but not to exceed the maximum specified by federal tax law. The Plan allows rollover contributions from other qualified retirement plans.

The Company will match 50% of each Participant's contributions, up to the first 4% or 6% of compensation, depending upon the provisions negotiated for the participation of a given location.

Participants may allocate their contributions and Company contributions among the investment options in 10% increments and change their investment elections on any business day up to four times per year. (See Note 3 for a description of the various investment options).

VESTING

Participants vest immediately in their own contributions and earnings thereon. Each Participant shall become fully vested in Company matching contributions after five years of service or disability, or retirement, or in the event of death while employed. In any other event, company matching contributions vest at the rate of 20% per year.

WITHDRAWALS

A Participant may withdraw all or a portion of his account balance related to his after-tax contributions once during each twelve month period. A portion of such withdrawals will be treated as investment income subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

TERMINATIONS

Eligibility to make pre-tax deferrals or receive matching contributions under the Plan terminates if any of the following events occur: termination of employment, retirement, death, or disability.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions. If a former Participant returns to the employ of the Company and reenters the Plan within five years of the date of termination, any amounts previously forfeited are reinstated to the Participant's account.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the period for assets held throughout the period, as well as the difference between the period end market value and cost for assets purchased during the period. For assets sold or distributed during the period, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the period and the date of disposition.

The net appreciation (depreciation) in the market value of investments by major categories is as follows:


                          Georgia-Pacific common stock                   $ (2,116)
                          Mutual funds                                         16
                                                                         --------
                          Net depreciation                               $ (2,100)
                                                                         ========


NOTE 3. INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:

       Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard and Poor's 500 Composite Stock Price Index. The September 30, 1994 market value of this portfolio was $121,690, which exceeded 5% of the net assets on that date.

       Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term U.S. Treasury Portfolio investment at September 30, 1994 was $378,208, which exceeded 5% of net assets on that date.

       Georgia-Pacific Stock Fund - invested principally in Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Corporation common stock investment at September 30, 1994 was $34,655, which exceeded 5% of net assets as of that date.

NOTE 4. PLAN TERMINATION PROVISIONS

The company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

NOTE 5. TAX STATUS

The Plan has received a favorable determination letter dated August 14, 1986 from the Internal Revenue Service ("IRS") affirming the tax-exempt status of the Plan.

On September 30, 1994, the Corporation submitted the Plan to the IRS to request a favorable determination letter on the Plan as amended and restated effective October 1, 1989 and which includes amendments through September 30, 1994. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6. TRANSFER OF PLAN ASSETS

On January 31, 1995, groups in the Plan transferred into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan (the "New Plan"). During the month ended January 31, 1995, assets totaling $597,582 were transferred from the Plan to the New Plan. Each participant under the Plan received an account balance immediately after the transfer at least equal to what he or she would have been entitled to receive immediately before the transfer. The New Plan assumed all liability for benefits accrued by Participants under the Plan through the date of the transfer, and such benefits shall be calculated and paid pursuant to the New Plan.

                                                                      SCHEDULE I

                  GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                   FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
           BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.
              ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS (a)
               FOR THE FOUR MONTH PERIOD ENDED JANUARY 31, 1995


                                            Number of        Selling                         Gain
                                          Transactions        Price           Cost          (Loss)
                                          ------------       -------          ----           ----
PURCHASED:
  Georgia-Pacific Corporation
    Common Stock*                               5           $    -        $    4,688       $     -
  Vanguard Short-Term U. S.
    Treasury Portfolio*                        10                -            46,742             -
  Vanguard Index Trust 500
    Portfolio*                                  5                -            22,061             -

SOLD:
  Georgia-Pacific Corporation
    Common Stock*                               1               38,775        32,136         6,639
  Vanguard Short-Term U.S.
    Treasury Portfolio*                         3              420,849       433,326       (12,477)
  Vanguard Index Trust 500
    Portfolio*                                  1              145,367       138,529         6,838




* Represents a party-in-interest to the plan.

(a) Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the period.

                                  SIGNATURES


        THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                 GEORGIA-PACIFIC CORPORATION INVESTMENT PLAN
                  FOR CERTAIN NON-UNION HOURLY EMPLOYEES OF
          BUTLER PAPER COMPANY AND LEAF RIVER FOREST PRODUCTS, INC.

                            BY:  GEORGIA-PACIFIC CORPORATION,
                            AS PLAN ADMINISTRATOR



DATE:  JULY 27, 1995        BY:   /S/ JOHN F. MCGOVERN
                                  ---------------------------------------------
                                   JOHN F. MCGOVERN
                                   SENIOR VICE PRESIDENT - FINANCE AND CHIEF
                                   FINANCIAL OFFICER OF GEORGIA-PACIFIC
                                   CORPORATION

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
 23                               CONSENT OF ARTHUR ANDERSEN LLP*





________________________________________
* - Filed by EDGAR